FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS

Exhibit 1	Press release announcing that TransAlta Corporation received Wabamun force majeure decision.

TransAlta receives Wabamun force majeure decision

CALGARY, Alberta (May 23, 2002)  TransAlta Corporation (TSX: TA; NYSE: TAC) today received the arbitrators' decision with respect to the force majeure dispute concerning an extended outage of Wabamun unit four, located west of Edmonton, Alberta. The 300-megawatt unit was down from Aug. 3, 2000 to June 8, 2001 for repairs to the unit's boiler and replacement of over 40 miles of waterwall tubing.

The force majeure decision went into arbitration in July 2001. Under the dispute resolution process, each party selected an arbitrator and each of the arbitrators selected a third arbitrator. The formal hearing process took place from September 2001 to January 2002, followed by several months of deliberation by the arbitrators.

On Jan. 1, 2001, Alberta's electricity system was deregulated and the unit became subject to the terms of a Power Purchase Arrangement (PPA). The arbitrators ruled the outage qualified as a high-impact, low probability event under the force majeure provision of the PPA. They ruled that TransAlta should have returned the unit to service more quickly. As a result, TransAlta will compensate Enmax, the PPA holder, approximately $30 million and will refund approximately $8.5 million to the Alberta Balancing Pool. An earnings per share charge of approximately $0.13 after tax will be taken in second quarter 2002.

"This ruling confirms that TransAlta is protected from major unforeseen plant outages," said Steve Snyder, TransAlta President and CEO. "The panel found the production disruption of August 2000 was due to force majeure and not to deficiencies in our operating procedures. TransAlta has, and continues to, run our generation facilities to the highest standards. We feel we responded to the disruption responsibly and as rapidly as operating standards allowed, but we accept the decision of the arbitrators in this regard."

For the Aug. 3, 2000 to Dec. 31, 2000 period of the outage, Alberta's electricity system was subject to regulation. In December 2001, the Alberta Energy Utilities Board ruled the Wabamun unit four outage qualified for relief under the Temporary Suspension Regulation Settlement and ordered that TransAlta receive $11.0 million as compensation for obligation payments incurred from the outage.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico.

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Media inquiries:	Investor inquiries:
Nadine Walz	Daniel J. Pigeon
Media Relations Specialist	Director, Investor Relations
Phone: (403) 267-3655	Phone: 1-800-387-3598 in Canada and U.S.
Pager: (403) 213-7041	Phone: (403) 267-2520 Fax (403) 267-2590
Email: media_relations@transalta.com	E-mail: investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Ken Stickland

(Signature)

Ken Stickland, Executive Vice President, Legal

Date: May 24, 2002